UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Tucker, Jr., J. Walter
   Three Lincoln Centre
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Valhi, Inc. (VHI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year
   02/07/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)     5)Amount of   6)  7)Nature of
                                              action      action   or Disposed of (D)           Securities        Indirect
                                              Date        Code                   A              Beneficially  D   Beneficial
                                              (Month/                            or             Owned at      or  Ownership
                                              Day/Year)   Code V   Amount        D  Price       End of Month  I
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
Common Stock $.01 par value                   02/07/03    J (1)    1,190         A   (1)        22,690        D   Direct
Common Stock $.01 par value                   02/07/03    J (2)    1,785         A   (2)        19,035        I   by Corporation (3)
Common Stock $.01 par value                                                                     200,000       I   by Spouse (4)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Received in exchange for 350 shares of Tremont Corporation common stock in connection with the merger of Tremont Corporation with and into a wholly owned subsidiary of the issuer. On February 6, 2002, the closing price of Tremont Corporation's common stock and the closing price of the issuer's common stock was $27.98 and $8.14 per share respectively.

(2) Received in exchange for 525 shares of Tremont Corporation common stock in connection with the merger of Tremont Corporation with and into a wholly owned subsidiary of the issuer. On February 6, 2002, the closing price of Tremont Corporation's common stock and the closing price of the issuer's common stock was $27.98 and $8.14 per share, respectively.

(3) Held in the name of Statewide Title Guaranty Co. The reporting person is the sole shareholder.

(4)  The Reporting Person disclaims beneficial ownership of these shares.


SIGNATURE OF REPORTING PERSON
/S/ Walter J. Tucker, Jr.
--------------------------
    Walter J. Tucker, Jr.
DATE 02/11/03